EXHIBIT 12.1 - Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends - CorEnergy Infrastructure Trust, Inc.

	For the Nine Months Ended September 30,	For the Year Ended December 31,		For the Year Ended November 30,			One-Month Transition Period Ended December 31,
	2015	2014	2013	2012	2011	2010	2012
Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges(1)	$6,129,073	$3,675,122	$3,288,378	$81,123	$36,508	$45,619	$416,137
Preferred stock dividends(2)	2,811,719	—	—	—	—	—	—
Combined fixed charges and preferred stock dividends	8,940,792	3,675,122	3,288,378	81,123	36,508	45,619	416,137
Net income (loss) available to common shareholders after provision for income taxes	5,887,266	7,013,856	4,502,339	12,348,721	2,922,143	14,666,874	(1,503,396)
Earnings	$14,828,058	$10,688,978	$7,790,717	$12,429,844	$2,958,651	$14,712,493	$(1,087,259)

Ratio of earnings to combined fixed charges and preferred stock dividends	1.66	2.91	2.37	153.22	81.04	322.51	(2.61)

(1)	Fixed charges consist of interest expense, as defined under U.S. generally accepted accounting principles, on all indebtedness
(2)    This line represents the amount of preferred stock dividends accumulated as of September 30, 2015